Exhibit 99.1

Regulated information

Galapagos increases share capital through warrant exercises

Mechelen, Belgium; 1 April 2016, 22.00 CET - Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from warrant exercises.

Galapagos issued 131,695 new ordinary shares on 1 April 2016, for a total capital increase (including issuance premium) of €1,409,307.45.

Pursuant to the rules of the warrant exercise program of Galapagos' Executive Committee adopted in 2013, Executive Committee members automatically are committed to exercise a minimum number of warrants, subject to certain conditions.  Accordingly, CEO Onno van de Stolpe exercised 10,000 warrants; two other Executive Committee members exercised an aggregate number of 5,000 warrants.  In addition to Onno van de Stolpe, three other Board members exercised an aggregate of 45,470 warrants.  Raj Parekh and Harrold van Barlingen exercised warrants to hold them as shares, increasing their shareholdings to 31,250 and 15,620 shares, respectively.

In accordance with Belgian transparency legislation[1], Galapagos notes that its total share capital currently amounts to  €248,632,657.08; the total number of securities conferring voting rights is 45,968,738, which is also the total number of voting rights (the "denominator"), and all securities conferring voting rights and all voting rights are of the same category.  The total number of rights (warrants) to subscribe to not yet issued securities conferring voting rights is 3,152,997, which equals the total number of voting rights that may result from the exercise of these warrants.  Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  A list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20 F filed with the SEC and other filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

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[1]Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market